August 24, 2021
VIA EDGAR
Ms. Rebecca A. Marquigny
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
Washington, D.C. 20549-8629
Please reply to:
Stephen M. Jackson
Senior Counsel
One Nationwide Plaza 01-34-201
Columbus, Ohio 43215
Email: jacksos5@nationwide.com
Tel: (614) 677-8212

Subject:	Nationwide Life and Annuity Insurance Company
File No. 333-223705
Withdrawal of N-6 Post-Effective Amendments:
No. 6; ACCESSION NUMBER: 0001193125-21-185929; filed on Edgar June 9, 2021
No. 7; ACCESSION NUMBER: 0001683863-21-004461; filed on Edgar August 6, 2021
Dear Ms. Marquigny:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Nationwide Life and Annuity Insurance Company ("Nationwide") and its Nationwide VL Separate Account - G ("Variable Account"), hereby request withdrawal of Post-Effective Amendment No. 6, filed June 9, 2021 on Form N-6, and Post-Effective Amendment No. 7 filed on August 6, 2021, File No. 333-223705, together with all exhibits thereto (the "Registration Statement").
Nationwide's request is based on a determination not to proceed with the product modification included in the Registration Statement at this time. Accordingly, Nationwide respectfully requests effectiveness of this withdrawal to be as soon as practicable, (Tuesday) August 24, 2021 requested.
Nationwide confirms that: : (i) the Registration Statement has not automatically become effective nor been declared effective by the Commission; (ii) no securities have been sold pursuant to the Registration Statement or the prospectus incorporated therein; and (iii) no preliminary prospectus contained in the Registration Statement has been distributed.
If you have any questions about this request for withdrawal, please reply to me using the contact information at the top of this correspondence.
Sincerely yours,
Nationwide Life and Annuity Insurance Company
/s/ Stephen M. Jackson
Stephen M. Jackson
Senior Counsel
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies